UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 5, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ___ **No X**

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ___ **No X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI LIMITED NOTES THAT ITS PARTNER, RANDGOLD RESOURCES LIMITED, HAS ENTERED INTO AN ARRANGEMENT AGREEMENT WITH MOTO GOLDMINES



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

5 August 2009

ANGLOGOLD ASHANTI LIMITED NOTES THAT ITS PARTNER, RANDGOLD RESOURCES LIMITED, HAS ENTERED INTO AN ARRANGEMENT AGREEMENT WITH MOTO GOLDMINES

Further to its announcement of 27 July 2009, AngloGold Ashanti Limited ("AngloGold Ashanti") is pleased to note that Moto Goldmines Limited ("Moto" or the "Company") (TSX:MGL) (AIM:MOE) has entered into an arrangement agreement with Randgold Resources Limited ("Randgold") to implement an acquisition of the Company. The board of Moto has today unanimously recommended the transaction (the "Randgold Transaction") to its shareholders.

The terms of the Randgold Transaction in the arrangement agreement are as announced by Randgold on 16 July 2009, whereby Moto shareholders would receive 0.07061 of an ordinary share of Randgold (or, where applicable, 0.07061 of an American Depositary Share ("ADS") of Randgold) per Moto share. In addition, Moto shareholders would be provided with the option to elect to receive (in lieu of Randgold shares or ADSs) cash consideration of US$4.47 per Moto share in respect of all or some of their Moto shares, subject to proration based on an aggregate maximum cash amount payable to all Moto shareholders of approximately US$244 million.

Upon closing of the Randgold Transaction, which is conditional on customary terms and conditions including the approval of Moto shareholders, AngloGold Ashanti will acquire an indirect 50% interest in Moto for approximately US$244 million in cash, plus a 50% share in certain other transaction related liabilities and expenses. AngloGold Ashanti has received all necessary regulatory and other approvals to implement this transaction.

Shareholders are referred to separate announcements made by Moto and Randgold today describing in greater detail the above arrangements.

Financial Advisor to AngloGold Ashanti
CIBC

Legal Advisors to AngloGold Ashanti
Fasken Martineau DuMoulin LLP
Shearman & Sterling LLP

JSE Sponsor
UBS

ENDS

Contacts

	Tel:	Mobile:	E-mail:
Alan Fine (Media)	+27 (0) 11 637 6383	+ 27 (0) 83 325 0757	afine@anglogoldAshanti.com
Joanne Jones (Media)	+27 (0) 11 637 6813	+27 (0) 82 896 0306	jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)	+27 (0) 11 637-6339	+27 (0) 71 608 0991	sntuli@anglogoldashanti.com
Stewart Bailey (Investors)	+1 212 836 4303	+1 646 338 4337	sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

AngloGold Ashanti posts information that is important to investors on the main page of its website at *www.anglogoldashanti.com* and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 5, 2009

By: /s/ L Eatwell_____

Name: L EATWELL

Title: Company Secretary

_____
*Print the name and title under the signature of the signing officer.

SEC 1815(04-09)   **Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**